UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2020

    OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
4131 Worth Avenue, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator and Participants of
M/I Homes, Inc. 401(k) Profit Sharing Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held at December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since December 31, 2016.
Columbus, Ohio
June 11, 2021

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 and 2019

	2020	2019
ASSETS:

Investments, at fair value:
Mutual funds:
Vanguard Wellington Fund	$30,144,571	$24,733,503
Harbor Capital Appreciation Fund	13,405,042	8,321,701
JPMorgan Mid Cap Growth Fund	13,214,383	8,813,620
JPMorgan Equity Index Fund	8,541,620	8,041,362
Dodge & Cox Stock Fund	8,266,963	8,639,190
Dodge & Cox Income Fund	6,162,890	5,723,555
Fidelity Freedom Index Funds and Money Market Fund	4,666,565	709,889
Vanguard Small Cap Growth Index Fund	4,521,555	3,594,695
Dodge & Cox International Stock Fund	4,245,597	4,831,526
JPMorgan Mid Cap Value Fund	4,056,917	4,378,784
American Funds EuroPacific Growth Fund	3,522,142	2,646,499
Vanguard Small Cap Value Index Fund	2,643,196	2,708,580
Total mutual funds	103,391,441	83,142,904

M/I Homes Company Stock Fund	1,255,277	1,054,509
EB Magic Fund	9,465,150	8,525,614

Total investments	114,111,868	92,723,027

Receivables:
Contribution receivable from Plan Sponsor	3,800,000	2,700,000
Notes receivable from participants	1,294,893	1,526,849
Total receivables	5,094,893	4,226,849

TOTAL ASSETS	119,206,761	96,949,876

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$119,206,761	$96,949,876

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED December 31, 2020

ADDITIONS:

Investment income:
Dividends	$6,460,186
Net appreciation in fair value of investments	10,560,894

Interest income on notes receivable from participants	134,282

Contributions:
From participants	9,872,410
From Plan Sponsor	3,800,000
From participant rollovers	718,326

Total additions	31,546,098

DEDUCTIONS:

Benefits paid to participants	(9,289,213)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	22,256,885

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	96,949,876

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$119,206,761

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 and 2019

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions on the first day of the first pay period immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. Employees are eligible to receive Company contributions beginning the first quarter after completion of one year of service with 1,000 hours. Employees may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. A special employer contribution can be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the service provider and trustee.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Company’s Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan Sponsor’s contribution, are currently invested in the Plan’s investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 10% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant’s current investment elections. The Plan currently offers mutual funds, a common collective trust fund, and the M/I Homes Company Stock Fund as investment options for participants. If a participant has not made an investment election, their contributions will automatically be invested in one of the Fidelity Target Date Funds, also referred to as the default funds, dependent on the participant’s estimated retirement date, which is determined by the participant’s date of birth.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Notes Receivable From Participants-Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events-In accordance with accounting standards affecting disclosures of subsequent events, the Plan Sponsor evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. The Plan Sponsor concluded that no material subsequent event has occurred since December 31, 2020 that requires recognition or disclosure in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in various mutual funds, a common collective trust fund, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value, including the common collective trust fund, which holds indirect investments in fully benefit-responsive investment contracts. For additional disclosure regarding fair value of investments, please see Note 3.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.
Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2020 and 2019.

Note Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

3. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Mutual Funds

These investments are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

EB Magic Fund

The EB Magic Fund is a common collective trust fund valued using the NAV, as provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (including guaranteed investment contracts issued by insurance companies, synthetic wrap contracts, and cash and cash equivalents), less its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Trusts participating in the fund are subject to restriction on withdrawals from the fund. Withdrawals needed for benefit payments and loan advances of participating employee benefit plans are generally permitted daily. Withdrawals for other purposes require twelve-month advance notice to the fund. There were no unfunded commitments as of December 31, 2020 and 2019.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	As of December 31, 2020
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$1,255,277	$1,255,277	$—	$—
Mutual funds	103,391,441	103,391,441	—	—
Total assets, at fair value	$104,646,718	$104,646,718	$—	$—

EB Magic Fund *	9,465,150
Total assets	$114,111,868	$104,646,718	$—	$—

	As of December 31, 2019
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$1,054,509	$1,054,509	$—	$—
Mutual funds	83,142,904	83,142,904	—	—
Total assets, at fair value	$84,197,413	$84,197,413	$—	$—

EB Magic Fund *	8,525,614
Total assets	$92,723,027	$84,197,413	$—	$—
*The EB Magic Fund is measured at fair value in the table above using the NAV per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy table to the amounts presented in the Statement of Net Assets Available for Benefits.

4. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2020, the Plan’s investments, including investments bought, sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$10,257,791
M/I Homes Company Stock Fund	165,829
EB Magic Fund	137,274

Net appreciation in fair value of investments	$10,560,894

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2020 and 2019, the Plan held approximately 28,000 and 27,000 shares, respectively, of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc. During the year ended December 31, 2020, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

6. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

7. FEDERAL INCOME TAX STATUS

The Plan adopted its current volume submitter plan when it changed to Fidelity as its service provider and trustee in April 2018. The current plan received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, which indicates the plan was designed and in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes the Plan is designed, and is currently operating in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements, as of December 31, 2020 and 2019. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act provides temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan document. The Plan Sponsor adopted the CARES Act distribution provision only which permitted qualified individuals to request a pre-approved distribution, through participant self-certification of eligibility. The maximum dollar amount that could be requested for distribution under the CARES Act per participant was $100,000. This provision was available until December 31, 2020. The

Plan Sponsor plans to formally amend the Plan before the end of the applicable remedial amendment period to reflect such provisions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table presents a reconciliation of net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of December 31,
	2020	2019
Net assets available for benefits per the financial statements	$119,206,761	$96,949,876
Deemed distributions of notes receivable from participants	(33,407)	(9,502)

Net assets available for benefits per the Form 5500	$119,173,354	$96,940,374

The following table presents a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

	Year ended December 31,
	2020	2019
Net increase in net assets available for benefits per the financial statements	$22,256,885	$19,068,551
Deemed distributions of notes receivable from participants - current year	(33,407)	(9,502)
Deemed distributions of notes receivable from participants - prior year	9,502	12,470

Net income per the Form 5500	$22,232,980	$19,071,519

The Plan’s common collective trust fund is measured at fair value using the NAV per share (or its equivalent) practical expedient for both the financial statements and the Form 5500 as of December 31, 2020 and 2019.

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
PN: 001; EIN: 31-1210837

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2020

	Number of Shares/Units/Cost	Current Value
Mutual funds:
Vanguard Wellington Fund	393,532	$30,144,571
JPMorgan Mid Cap Growth Fund	256,490	13,214,383
Dodge & Cox Stock Fund	42,932	8,266,963
Harbor Capital Appreciation Fund	128,623	13,405,042
JPMorgan Equity Index Fund	149,695	8,541,620
Dodge & Cox Income Fund	420,675	6,162,890
Dodge & Cox International Stock Fund	97,153	4,245,597
JPMorgan Mid Cap Value Fund	111,393	4,056,917
Vanguard Small Cap Growth Index Fund	48,097	4,521,555
Vanguard Small Cap Value Index Fund	43,281	2,643,196
American Funds EuroPacific Growth Fund	50,825	3,522,142
Fidelity Freedom Index Income Fund *	3,586	45,190
Fidelity Freedom Index 2020 Fund *	23,022	376,877
Fidelity Freedom Index 2025 Fund *	14,836	270,900
Fidelity Freedom Index 2030 Fund *	42,436	809,248
Fidelity Freedom Index 2035 Fund *	43,203	898,200
Fidelity Freedom Index 2040 Fund *	27,007	562,817
Fidelity Freedom Index 2045 Fund *	19,261	416,221
Fidelity Freedom Index 2050 Fund *	24,329	526,963
Fidelity Freedom Index 2055 Fund *	25,249	449,185
Fidelity Freedom Index 2060 Fund *	12,821	193,086
Fidelity Freedom Index 2065 Fund *	9,424	114,594
Fidelity Government Money Market Fund *	3,284	3,284
Total mutual funds		$103,391,441

M/I Homes Company Stock Fund *	28,311	1,255,277
EB Magic Fund	378,620	9,465,150
Notes receivable from participants
(maturing 2021 - 2030 at an interest rate of 4.25% to 6.50%) *	—	$1,261,486

TOTAL		$115,373,354

*Denotes a party-in-interest of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 11, 2021                    By: /s/ Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED December 31, 2020

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm